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                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                           ---------------------------


                                    FORM 11-K
                               ------------------

                                  ANNUAL REPORT

        Pursuant to Section 15(d) of the Securities Exchange Act of 1934

                   For the Fiscal Year Ended December 31, 1997

                          Commission File Number 1-4928

                                   -----------

                    TAX CREDIT EMPLOYEE STOCK OWNERSHIP PLAN
                                OF PANENERGY CORP
                          AND PARTICIPATING AFFILIATES
                            (Full title of the plan)
                                    ---------

                             DUKE ENERGY CORPORATION
          (Name of issuer of the securities held pursuant to the plan)

                             422 SOUTH CHURCH STREET
                         CHARLOTTE, NORTH CAROLINA 28202
          (Address, including zip code, of principal executive office)

                                 (704) 594-0887
                     (Telephone number, including area code)

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                                       1

                    TAX CREDIT EMPLOYEE STOCK OWNERSHIP PLAN
                                OF PANENERGY CORP
                          AND PARTICIPATING AFFILIATES

                   INDEX TO FINANCIAL STATEMENTS AND SCHEDULES

                                   -----------

                              FINANCIAL STATEMENTS


                                                                           Page

Independent Auditors' Report..............................................  3

Statement of Net Assets Available for Benefits
     December 31, 1997 and 1996...........................................  4

Statement of Changes in Net Assets Available for Benefits
    Years Ended December 31, 1997 and 1996................................  4

Notes to Financial Statements.............................................  5

                                                   -------------

                                                     SCHEDULES

Schedule I - Item 27a - Schedule of Assets Held for Investment Purposes,
     December 31, 1997....................................................  S-1

Schedule IV - Item 27d - Schedule of Reportable Transactions,
     Year Ended December 31, 1997.........................................  S-1


     ALL OTHER SCHEDULES ARE OMITTED BECAUSE THEY ARE NOT APPLICABLE OR NOT REQUIRED.

                          INDEPENDENT AUDITORS' REPORT



The Administrative Committee
Tax Credit Employee Stock Ownership Plan of PanEnergy Corp and Participating Affiliates:

     We have audited the accompanying statements of net assets available for benefits of the Tax Credit Employee Stock Ownership Plan of PanEnergy Corp and Participating Affiliates (the Plan) as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for each of the years in the two-year period ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits for each of the years in the two-year period ended December 31, 1997 in conformity with generally accepted accounting principles.

    Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules as listed in the accompanying index are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules and have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




KPMG Peat Marwick LLP

Houston,  Texas
June 19,  1998

                    TAX CREDIT EMPLOYEE STOCK OWNERSHIP PLAN
                                OF PANENERGY CORP
                          AND PARTICIPATING AFFILIATES

                  STATEMENT OF NET ASSETS AVAILBLE FOR BENEFITS
                                AS OF DECEMBER 31

                                                                                                         1997             1996
                                                                                                  -------------     ----------

Northern Trust Company Collective Short Term Investment Fund................................    $        2,043    $       57,923
Accrued interest receivable.................................................................               719               152
Accrued dividends receivable................................................................               113                 -
Common stock of PanEnergy Corp (cost $7,316,777)............................................                 -         9,544,545
Common stock of Duke Energy Corp. (cost $18,737,709)........................................        24,736,400                 -
                                                                                                ----------------------------------

Net Assets Available for Benefits...........................................................     $  24,739,275      $  9,602,620
                                                                                                 =============      ============



            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                             YEARS ENDED DECEMBER 31


                                                                                                         1997             1996
                                                                                                  -------------     ----------

Employees' contributions (Note 1)...........................................................      $  2,847,277      $  1,811,107
Employers' contributions (Note 1)...........................................................         8,693,751         5,491,827
                                                                                                 -------------     -------------

        Total contributions.................................................................        11,541,028         7,302,934
                                                                                                 -------------      ------------

Net unrealized appreciation of investments in common stock..................................         3,962,810         2,227,768
                                                                                                --------------      ------------

Dividend income.............................................................................           479,435            64,316
Interest income.............................................................................            46,823             6,600
Realized gain (loss)........................................................................          (159,959)                -
                                                                                               --------------- ------------------

        Total investment income.............................................................           366,299            70,916
                                                                                               ---------------     -------------

Withdrawals.................................................................................           732,241                 -
Other disbursements.........................................................................             1,241                 -
                                                                                             -----------------------------------

        Total disbursements.................................................................           733,482                 -
                                                                                               --------------- ------------------

Increase in Net Assets Available for Benefits...............................................        15,136,655         9,601,618
Net Assets Available for Benefits, beginning of year........................................         9,602,620             1,002
                                                                                                --------------  ----------------

Net Assets Available for Benefits, end of year..............................................      $ 24,739,275      $  9,602,620
                                                                                                  ============      ============



                 SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

                    TAX CREDIT EMPLOYEE STOCK OWNERSHIP PLAN
                                OF PANENERGY CORP
                          AND PARTICIPATING AFFILIATES

                          NOTES TO FINANCIAL STATEMENTS

1.  DESCRIPTION OF THE PLAN

ORGANIZATION

    The Employees' Stock Ownership Plan of Panhandle Eastern Pipe Line Company and Participating Subsidiaries (the Original TRASOP) was adopted by the Board of Directors of Panhandle Eastern Pipe Line Company on December 3, 1975 and subsequently was assumed by PanEnergy Corp (formerly Panhandle Eastern Corporation) in 1981. In January 1991, the Original TRASOP was merged into, and the Original TRASOP accounts were thereafter maintained under, the Employees' Savings Plan of PanEnergy Corp and Participating Affiliates (the ESP), a cash or deferred profit sharing plan qualified under Sections 401(k) and 401(a) of the Internal Revenue Code (the Code).

    PanEnergy Corp (PanEnergy) determined that utilizing the ESP for any post-1994 company tax credit or related employee contributions would substantially complicate ESP administration, resulting in significant additional costs and possible confusion among ESP participants. Accordingly, PanEnergy determined that it is in the best interests of PanEnergy and eligible employees of its participating subsidiaries to separately maintain the Tax Credit Employee Stock ownership Plan of PanEnergy Corp and Participating Affiliates (the Plan) with respect to any such contributions. The Plan was established effective January 1, 1995.

    On December 31, 1997, there were 5,287 individuals participating in the Plan.

CONTRIBUTIONS

    Contributions to the Plan by PanEnergy in 1997 were made as certain investment tax credits were claimed by PanEnergy on its 1996 federal tax return. It is expected that no future contributions after 1997 will be made to the Plan. Such actions will not affect any vested benefits of members (unless required in order to comply with qualification requirements by the Code and the Employee Retirement Income Security Act of 1974 (ERISA), as amended) and no such action would cause any part of the assets held in trust to be used for purposes other than the exclusive benefit of the members or their beneficiaries.

EXPENSES

    All costs and expenses incurred in administering the Plan, if not paid by PanEnergy or participating subsidiaries, shall be paid by the trustee from Plan assets. During 1997 and 1996, expenses totaling $17,959 and $57,246, respectively, were paid by PanEnergy and/or participating subsidiaries.

PROVISIONS OF THE PLAN

    The Plan is a defined contribution plan sponsored by PanEnergy for the benefit of eligible employees of its participating subsidiaries. The Plan, administered by an Administrative Committee (the Committee) appointed by the Board of Directors of PanEnergy , is subject to provisions of ERISA.

    Under the terms of the Plan, any eligible employee may become a participant of the Plan as of January 1, 1995 or the first day of any month thereafter, upon completing a one-year period of service, as defined. An eligible employee is any employee of a participating subsidiary other than (1) an employee whose employment is governed by a collective bargaining agreement unless such agreement provides for the employee's participation in the Plan, (2) a non-resident alien who has no United States source income or who is on a "Non-U.S. Payroll", (3) an employee employed pursuant to a written employment contract that provides that the employee shall not participate in the Plan , or (4) a leased employee. A leased employee is someone who is not an employee of the Company but who provides services to the Company through a leasing organization.
    In order to be eligible to receive an allocation of a Company Basic Contribution (a Basic Contribution), to make a Participant Contribution or to receive a subsequent Company Matching Contribution (a Matching Contribution), a participant, generally, must be eligible to participate in the Plan on the last day of the year or has terminated employment during the year while eligible to participate in the Plan and such termination was due to (1) death, (2) disability qualifying the participant for benefits under a participating subsidiary's long-term disability plan or (3) at the time of such termination, the participant was eligible to elect an immediate early or normal retirement benefit under the Retirement Income Plan of PanEnergy Corp and Participating Affiliates. The amount of a participant's allocation of Basic or Matching Contributions and the ability of the participant to make a Participant Contribution may be restricted to satisfy Code limitations.

    The Basic Contribution for a year is allocated to the Plan account of each eligible participant in an amount which bears proportionally the ratio of the eligible participant's W-2, Box 1 compensation (as an eligible employee and subject to a $100,000 annual maximum per participant) to total W-2, Box 1 compensation (as an eligible employee and subject to a $100,000 annual maximum per participant) of all eligible participants for the year. Contributions by PanEnergy and participating subsidiaries of the Matching Contributions for the year are allocated to the account of each participant in an amount equal to the participant's contribution for the year. The Basic and Matching Contribution for a year shall not exceed the total tax credit available (and elected by PanEnergy) for such contribution for the year.

    Each participant will at all times be 100% vested in their Plan account. Generally, distribution of a participant's Plan account may not occur until the participant's separation from service or termination of the Plan. Unless a participant elects to receive a distribution of his account in cash, any distribution from the Plan will be made in shares of Duke Energy common stock, with the value of any fractional shares paid in cash.

2.   BASIS OF PRESENTATION

    The accompanying financial statements have been prepared on the accrual basis in conformity with generally accepted accounting principles and present the Plan's net assets available for benefits, at fair values, and changes in net assets available for benefits.

    The investment in Duke Energy common stock in 1997 and PanEnergy common stock in 1996 is stated at fair values based upon quotations obtained from the National Security Exchange at the balance sheet date. Purchases and sales of securities are recorded on a trade date basis. Net realized gains and losses on disposition of investments are reported on the revalued cost method, which is the fair value of the investment at the beginning of the Plan year or historical cost if the investment was acquired during the Plan year.

3.  INVESTMENT PROGRAMS

    On November 25, 1996, PanEnergy and Duke Power Company (Duke) announced a definitive merger agreement for a tax-free, stock-for-stock transaction. Under the agreement, each share of PanEnergy common stock would be converted into the right to receive 1.0444 common shares of Duke. On June 18, 1997, the merger was closed, Duke changed its name to Duke Energy Corporation (Duke Energy) and PanEnergy became a wholly-owned subsidiary of Duke Energy. The Plan's trust converted its shares of PanEnergy common stock into shares of Duke Energy common stock and generally, contributions and earnings received thereafter by the Plan's trust will be invested in Duke Energy common stock. During 1997 and 1996, The Northern Trust Company, Chicago, Illinois, was trustee of the Plan.

    Dividend income is reinvested in Duke Energy common stock (prior to June 18, 1997, in PanEnergy common stock) and is allocated annually on the basis of each participant's pro rata holdings in the Plan. Generally, the Plan passes through to participants the right to vote shares of Duke Energy common stock (prior to June 18, 1997,

PanEnergy common stock) allocated to their plan accounts and to tender such shares in response to a tender or exchange offer.

4.   FEDERAL INCOME TAXES

    In a determination letter dated November 18, 1996, the Internal Revenue Service held that the Plan met the requirements of Section 401(a) of the Code, and that the trust established thereunder was entitled to exemption from federal income tax under the provisions of Section 501(a) of the Code. The Plan has been amended since receiving this determination letter. However, the Committee and its legal counsel believe the Plan is currently designed and operated in compliance with the applicable requirements of the Code. Therefore, they believe the Plan was qualified and the related trust was tax-exempt as of December 31, 1997.
PanEnergy intends that the Plan and its related trust, continue to so qualify.

    Contributions made by the Company for the benefit of a member will not be required to be included in the member's taxable income until the year or years in which such contributions are distributed to the member.

8.  RECONCILIATION TO IRS FORM 5500

    The Plan's audited financial statements are materially consistent with the amounts reported on the IRS Form 5500.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                        TAX CREDIT EMPLOYEE STOCK OWNERSHIP PLAN
                                                   OF  PANENERGY  CORP AND
                                                  PARTICIPATING AFFILIATES





                                   By___________________________________________

                                                      D.R. Church
                                               Administrative Committee




Date: June 19,  1998

                          INDEPENDENT AUDITORS' CONSENT



The Board of Directors
Duke Energy Corporation

We consent to incorporation by reference in the registration statement (No. 333-29587) on Form S-8 of Duke Energy Corporation of our report dated June 19, 1998, relating to the statements of net assets available for benefits of the Tax Credit Employee Stock Ownership Plan of PanEnergy Corp and Participating Affiliates as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended; and the related schedules, which report appears in the December 31, 1997 Annual Report on Form 11-K of the Tax Credit Employee Stock Ownership Plan of PanEnergy Corp and Participating Affiliates.



KPMG Peat Marwick LLP

Houston, Texas
June 26, 1998

                                                                      SCHEDULE I

                    TAX CREDIT EMPLOYEE STOCK OWNERSHIP PLAN
                                OF PANENERGY CORP
                          AND PARTICIPATING AFFILIATES

           ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 1997
                                  ($ Millions)


                                                               SHARES/PAR
                        INVESTMENT                               VALUE                   COST              FAIR VALUE
---------------------------------------------------           -----------           --------------        -------------
    Common Stock of Duke Energy Corp*                           446,707              $ 18,737,709          $ 24,736,400
    Northern Trust Company Collective Short Term
      Investment Fund                                             2,043                     2,043                 2,043
                                                                                    --------------        -------------
                                                                                      $ 18,739,752          $ 24,738,443
                                                                                      ============          ============


                                                                     SCHEDULE IV

                 ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS
                                DECEMBER 31, 1997
                                  ($ Millions)

                                                    NUMBER OF                              HISTORICAL
                                                   REVALUED                               REALIZED
              INVESTMENT                          TRANSACTIONS       PRICE/PROCEEDS           COST           COST        GAIN
              ----------                          ------------       --------------           ----           ----        ----
PURCHASES:
    Northern Trust Company Collective
        Short Term Investment Fund                      33             $ 12,172,126      $       -     $      -           -
    Common Stock of Duke Energy Corp*                    6               12,051,157              -            -           -

SALES:
    Northern Trust Company Collective
        Short Term Investment Fund                      13             $ 11,963,544      $ 11,963,544     $   -      $    -
    Common Stock of Duke Energy Corp*                    1                  150,015           118,087      154,041     (4,026)


"REPORTABLE TRANSACTIONS" REPRESENT A SINGLE OR SERIES OF RELATED TRANSACTIONS THAT EXCEEDED 5% OF THE FAIR MARKET VALUE OF PLAN ASSETS AT THE BEGINNING OF THE YEAR.

--------------
* Party-in-interest

                                      S-1